# Crafthouse Cocktails

alcohol | cocktails | cock

People deserve well balanced, all-natural cocktails anywhere and every time

CRAFTHOUSECOCKTAILS.COM CHICAGO



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*We love when people enjoy their drinks! We have made it our life's work well before Crafthouse. We understood it was difficult for people to get a great cocktail outside of a bar. Even if the best ingredients were used, if that cocktail isn't perfectly balanced, which is difficult, it will taste too boozy, sour or sweet. We couldn't have that.*

**Matt Lindner** CEO @ Crafthouse Cocktails

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## Why you may want to support us...

1. Highest Rated Ready to Drink Cocktails ever by San Francisco World Spirits competition and the Beverage Testing Institute.
2. Launching 3 amazing new cocktails that will round out our turn key options: Smoky Margarita, Rum Old Fashioned and a Pineapple Daiquiri.
3. Over 18,000 Instagram followers love us because we are not a trend but a lifestyle brand.
4. We'll be the exclusive premium ready to drink cocktail on Virgin Voyages first 4 cruise ships with the first one launching in early 2020.
5. Our reputation in the industry allows us to work with the best spirit companies in the world like Plantation Rum and Traverse City Whiskey.
6. Our new go-anywhere indefinitely recyclable 200ml aluminum bottles are on trend, and the 1.75L bag-in-the-box are perfect for parties!
7. The name Crafthouse is amazing! Current licensing agreement with Fortessa Tableware Solutions. Trademark owned for many extensions.
8. The team and their vision. Matt has owned 13 venues, and James Beard Award Winner Charles has bartended the Grammy's and Kentucky Derby.

## Our Team

AND OUR MAJOR ACCOMPLISHMENTS



**Matt Lindner**
CEO
*I'm Matt and I have been in the service/hospitality and CPG space for over 20 years. I have 1 wife, 2 kids, 2 dogs, 1 guinea pig and 3 fish.*



**Charles Joly**
Head of Product



**Patrick Jean-Baptiste**
President



**Casey Iaccino**
Chief Growth Officer

## In the news

CRAIN'S

**Crafthouse Cocktails projects big growth with new bourbon drink**

Crafthouse Cocktails, the Chicago-based bottled drink company developed by award-winning bartender Charles Joly , projects to more than double sales this year as the brand moves into new markets and

January 13, 2017 @ chicagobusiness.com

Newsweek

**You're 100 Percent Wrong About Premixed Cocktails**

Behold the mixologist, that wizard working his magic behind a magnificent bar reclaimed from a defunct Omaha saloon. He knows his Peychaud's bitters from his Angostura, will make you an aviation or a

April 25, 2015 @ newsweek.com

## Downloads

- Crafthouse promotional video 2017
- Charles on Steve Harvey Show
- Crafthouse Intro WeFunder 1 .pdf
- Matt intro movie.MOV

# The Story of Crafthouse

### It started in the Bar Room not the Boardroom

### What a journey it has been so far.


Crafthouse Cocktails, Real Bartenders Charles Joly
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PALOMA
SOUTHSIDE
MOSCOW MULE



*2019*

### We were ahead of our time, now it's time to lean in

We were the first in the modern era to bottle an all-natural quality cocktail and sell it at an accessible price. We bottled the Moscow Mule and Paloma before ginger beer was a thing and most thought a margarita was the only cocktail originating from Mexico. Back in 2011 there were plenty of sugary sweet and artificial iterations on the market, but nothing that could stand up to what a craft cocktail mixologist would serve to their friends. Time's have changed and we are still making what we and critics believe are the best ready to drink bottled cocktails on the planet.

Matt and Charles (our Co-Founders) have been hard at work for Crafthouse's next evolution and it begins with a new look, new logo, new cocktails, and new formats including an indefinitely recyclable, light weight aluminum 200ml bottle and the ultimate cocktail party in a box with a 1.75L bag in the box. We also have new leadership in Casey Iaccino who is structuring our sales growth strategy.

We have learned a lot about our brand, the category, and our customers and we have taken that knowledge and our lifetime of experience to bring together these amazing changes.

### Having a talented team has led to some fantastic partnerships

We are proud to be partners with world class distilleries like Plantation Rum, La Cofradia Tequila, CH Distillery and Traverse City Whiskey Company. With partners like these, it is no wonder we have been recognized as the highest rated ready to drink cocktail by Beverage Tasting Institute.

We have served our Moscow Mule to over a quarter million people on United Airlines and are proud that we will be served on the maiden ship of Virgin Voyages - The Scarlet Lady - which launches in early 2020. You can also find us on Broadway through our partnership with Ambassador Theatre Group (ATG).

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

Crafthouse Cocktails sources only the best all-natural ingredients and partners with world class spirit distillers to bottle (and box) delicious and perfectly balanced cocktails. We make 7 different classic cocktails using 6 different lead spirits so there is a profile for everyone. Now people can enjoy a cocktail that tastes freshly made during a theater performance, on an cruise ship and at a quick serve restaurant or buy one at their local grocery or liquor store and enjoy it at home.

### Where will your company be in 5 years?

We hope to grow to a $20MIL per year revenue company by 2023. We have the team in place, the innovation in the pipeline and the desire to see Crafthouse Cocktails be the drink of choice for people looking for high quality, natural, delicious craft cocktails.

### Why did you choose this idea?

We love when people enjoy their drinks! We have made it our life's work well before Crafthouse. We understood it was difficult for people to get a great cocktail outside of a bar. Even if the best ingredients were used, if that cocktail isn't perfectly balanced, which is difficult, it will taste too boozy, sour or sweet. We couldn't have that.

### Why are you looking for investment now?

That's easy. Now is when we really need it. With new formats and cocktails and the addition of Virgin Voyages as a customer we need to make sure we are prepared in production and marketing needs to support all that is happening in the coming months.